ANWORTH MORTGAGE ASSET CORPORATION

September 10, 2008

Ms. Cicely LaMothe

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Anworth Mortgage Asset Corporation
Form 10-K as of December 31, 2007
Filed on March 12, 2008
File No. 001-13709

Dear Ms. LaMothe:

Set forth below are the responses of Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) to the comments contained in your letter dated September 3, 2008 (the “Letter”) regarding our Form 10-K for our fiscal year ended December 31, 2007 and our Schedule 14A filed on April 22, 2008. For your convenience, we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.	We read your response to comment two. Given there was a deficit in cash generated from operating activities, it is unclear what specific sources were used to fund your distributions such as borrowings from your repurchase agreements or stock issuances. Please advise and confirm that you will expand your MD&A in future filings to address any alternative sources used to fund distributions.

Response: The source used to fund the approximately $13 million in distributions is principal payments on Agency MBS held by Anworth. We will expand the MD&A in future filings to address any alternate sources used to fund distributions.

1299 Ocean Avenue, Suite 250, Santa Monica, California 90401

(310) 255-4493 Fax (310) 434-0070

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-6

2.	We read your response to comment four. Since paragraphs 28 and 29 of SFAS 95 requires adjusting net income to reconcile it to net cash flows from operating activities, your presentation in which you reconcile from net (loss) income from continuing operations does not comply. Please advise or revise as appropriate in future filings.

Response: As we had discontinued operations, we believe it to be more informative to investors to adjust net income (loss) from continuing operations to reconcile it to net cash flows from operating activities. In future filings, we will start the reconciliation to net cash flows from operating activities with net income.

Note 1 – Organization and Significant Accounting Policies

Income Taxes, page F-13

3.	Per your response to comment five, in future filings please include disclosure of the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Response: In all future Annual Report on Form 10-K filings we will include the disclosure of the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Note 3 – Repurchase Agreements, page F-18

4.	Per your response to comment six, in future filings please conform the information regarding maturities to the guidance provided in Rule 4-08(m) of Regulation S-X.

Response: In all future filings from the date of this letter, we will conform the information regarding maturities to the guidance in Rule 4-08(m) of Regulation S-X.

Compensation Discussion and Analysis

Setting Executive Compensation, page 12

5.	Please describe in more detail the Compensation Committee’s use of peer group comparisons. Clarify how the base salary and bonus amounts paid to your NEOs compared to the overall compensation paid to executive officers at the peer group companies. To the extent these comparison were material to your base salary and bonus amount determinations please discuss how the Committee used the comparisons as a factor in determining base salary.

Response: Although the Compensation Committee considers the compensation practices of our peer group, they do not attempt to set the various components of our compensation arrangements to target a particular point or benchmark along the spectrum offered by our peer group. In general, the base salary and bonus amounts paid to our NEOs in 2007 were in the bottom quartile relative to the salary and bonus paid to executive officers at the peer group companies. Our position relative to our peers is one of several facts that the Compensation Committee considered when it decided to adjust our NEOs base salary and bonus amounts to be paid in 2008. Although the Compensation Committee considers peer group comparisons, they are not material to its determinations of base salary and bonus.

Incentive Compensation, page 14

6.	We note your response to prior comment 9 and the hypothetical example of how the 2002 Incentive Plan compensation is calculated. Please explain to us the line item titled “Blended % (based on tiers) of Average Net Worth used to calculate Incentive pool.” Also, please tell us how you determine “average net worth.” Please include the hypothetical example and the additional clarifying disclosure in your future filings.

Response: “Blended % (based on tiers) of Average Net Worth used to calculate incentive pool” is calculated as follows:

Average Net Worth	Applicable % of Net Income	Based on Hypothetical Example of $500 Million Average Net Worth
First $50 million	25%	$12.5 million
Next $50 million	15%	$7.5 million
Next $100 million	10%	$10 million
Excess over $200 million	5%	$15 million
Sum		$45 million

Blended % = $45 million divided by $500 million = 9% (as shown in the hypothetical example).

Average Net Worth for any period is the daily average of cumulative net proceeds to date from all offerings of the Company’s equity securities, after deducting any underwriting fees and costs related to such offerings, plus the Company’s retained earnings, computed by taking the average of such values at the end of each month during such period. We will include the hypothetical example and the additional clarifying disclosure in our future filings.

If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned at (310) 255-4460. Thank you for your assistance.

Respectfully submitted,

By: Thad M. Brown
Title: Chief Financial Officer and Secretary

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